ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

July 19, 2018	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:     PIMCO Registered Funds — Loan Origination

Dear Ms. Dubey:

This letter is in response to supplemental comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you in a phone conversation on June 18, 2018 regarding the responses to prior Staff comments set forth in an initial letter from me dated June 8, 2018 with respect to certain registered investment companies sponsored by Pacific Investment Management Company LLC (“PIMCO”) possibly engaging in loan originations.

As discussed on our June 18 call, it is currently expected that Dechert LLP, counsel to the PIMCO-sponsored open-end funds, will submit separate correspondence relating to loan originations with respect to such funds. Accordingly, the following responses are with respect to the existing PIMCO-sponsored closed-end funds, including PIMCO-sponsored closed-end funds operating as interval funds pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), and any future closed-end fund, whether listed or unlisted (the “Funds”).

The following sets forth the Staff’s comments and PIMCO’s responses thereto.

1.	Comment: Please describe the process a Fund would expect to use to dispose of loans it originates. For example, would the Fund expect to securitize such loans and sell the resulting securities?

Response: A Fund would retain the flexibility to dispose of the loans it originates in any manner consistent with applicable law and the Fund’s investment policies and restrictions. For example, a Fund may, among other possibilities (i) hold a loan to maturity; (ii) assign a loan to one or more third parties; (iii) sell participation interests in a loan to one or more third parties, including for example through a competitive bidding process; or (iv) sell loans to a third party that intends to securitize the assets. However, a Fund will not directly engage in a loan securitization through a wholly owned subsidiary without taking into account the response to Comment 7 below.

2.	Comment: The Funds noted that the process for originating a loan generally entails providing financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with one or more Funds. Please provide additional detail regarding how a Fund would originate loans indirectly through other companies. For example, would they be wholly-owned subsidiaries or, alternatively, small business investment companies (“SBICs”)? If the Funds intend to use SBICs, we may have additional comments.

Response: To the extent a Fund engages in loan originations through companies it acquires or creates, the Funds currently expect that they would use wholly-owned subsidiaries (a “Subsidiary”) and have no current intention to use SBICs. However, the Funds would retain the flexibility to originate loans through affiliated companies in any manner consistent with applicable law.

3.	Comment: In the event a Fund uses Subsidiaries as mentioned in Comment 2 above, please ensure the Fund:

•	Discloses that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Funds do not anticipate that the Subsidiaries would be registered investment companies under the 1940 Act, and therefore the Subsidiaries would not be subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Subsidiaries, the related nature and quality of the services provided with respect to the Subsidiaries and the absence of separate management fees payable by the Subsidiary. However, the Funds do not currently expect that the Funds’ Board of Trustees would approve the Subsidiaries’ investment advisory agreements pursuant to Section 15.

The Funds confirm that a Fund will file a contract with a Subsidiary if the contract is deemed to be material to the Fund.

•	Identifies the custodian of the Subsidiary.

Response: The Fund confirms that it will include disclosure regarding the identity of any entity that serves as a custodian for a Subsidiary.

•	Discloses any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: Each Funds confirms that it will include the principal investment strategies or principal risks of any of its Subsidiaries that constitute principal investment strategies or risks of such Fund, and that such Fund’s disclosure will reflect the aggregate operations of such Fund and its Subsidiaries.

•	Also, please confirm that the financial statements of a Fund’s Subsidiary will be consolidated with those of the Fund.

Response: Each Fund so confirms.

•	Also, please confirm that (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors (or similar body) will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: With respect to (1), each Fund confirms that each Subsidiary’s management fee (including any performance fee), if any, and each Subsidiary’s expenses will be presented in the applicable Fund’s prospectus fee table in a manner consistent with the requirements set forth in Form N-2.

With respect to (2), each Fund confirms that any non-U.S. Subsidiary will either have a third-party designated agent for service of process in the United States or that the Fund (as the sole managing member of a Subsidiary) will constitute the Subsidiary’s U.S. agent for service.

With respect to (3), each Fund will agree to inspection of its Subsidiaries’ books and records by the Staff, and will maintain such books in accordance with Section 31 of the 1940 Act and the rules thereunder.

4.

Comment: Please provide disclosure to be included in Fund registration statements regarding loan originations for the Staff’s review that addresses (i) whether the Fund may originate loans to below investment grade borrowers; (ii) whether the Fund is limited in the amount of loans it may originate; (iii) any range or limitations on the size of loans the Fund may originate; (iv) the types of borrowers for whom the Fund may originate loans (e.g., corporate borrowers, individuals, etc.); (v) the range of maturities for originated loans; (vi) whether there are any limits on originating loans for a single borrower; and (vii) the risks associated with originating loans (e.g., potential for prepayment). In addition, please consider including disclosure similar to the disclosure required by business development companies (“BDCs”) pursuant to Item 8(6)(a) of Form N-2 relating to portfolio companies, if applicable.[1]

Response: Please see sample draft disclosure attached hereto as Appendix A. Please note that the sample disclosure is representative in nature and that the specifics of the disclosure may vary by Fund. A Fund will include related disclosures that will differ in scope as the context dictates in its prospectus, statement of additional information, shareholder reports and other disclosure documents, as appropriate.

The Funds do not believe that the disclosure required for BDCs pursuant to Item 8(6)(a) of Form N-2 is applicable in this circumstance, as the Funds do not intend to invest in portfolio companies in a manner similar to BDCs.

5.	Comment: Please confirm that originated loans will not be considered “liquid” for purposes of closed-end interval Funds complying with Rule 23c-3(b)(10)(i) under the 1940 Act.

Response: The Funds currently expect that originated loans generally will not be considered “liquid” for purposes of closed-end interval Funds complying with Rule 23c-3(b)(10)(i) under the 1940 Act.

6.	Comment: Please confirm that, if a Fund establishes its own lending platform in the future, the Fund will provide the Staff with the opportunity to review and comment on any related disclosure prior to engaging in such practice.

Response: The Funds so confirm.

7.	Comment: Please confirm that, prior to a Fund engaging in any loan securitizations, the Fund will respond to the comments provided by the Staff on December 23, 2016 in connection with the initial registration statement of PIMCO Flexible Credit Income Fund (the “Securitization Comments”) and will address in such responses, among other things, how risk retention rules would affect the Fund’s securitization practices.

Response: The Funds so confirm.

8.	Comment: The Funds noted that “if [a] Fund holds loans that are pooled or held in securitized vehicles, the value of the pool or securitized vehicles will be based on the aggregation of the individual loan values, unless PIMCO receives market quotes

[1]	Item 8(6)(a) of Form N-2 requires BDCs to disclose the following: “For each portfolio company in which the Registrant is investing, disclose: (1) the name and address; (2) nature of business; (3) title, class, percentage of class, and value of portfolio company securities held by the Registrant; (4) amount and general terms of all loans to portfolio companies; and (5) the relationship of the portfolio companies to the Registrant.”

or vendor prices at the aggregated pool or securitized level. Please confirm that a Fund would use any such vendor price or market quote received when valuing loans that are pooled or held in securitized vehicles.

Response: To the extent a Fund receives a market or vendor quote for a pool of loans or a securitized vehicle with loans as the underlying collateral, the Fund confirms that it would generally use such price to the extent consistent with the Fund’s valuation procedures. However, in accordance with such procedures, if the Fund determines that a market or vendor quote for the pool or vehicle is not readily available or reliable, it will fair value the position, typically based on the aggregate fair value of the individual loans in the pool or vehicle.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.

Appendix A

Prospectus Summary

INVESTMENT OBJECTIVES AND STRATEGIES

The Fund may seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations, individuals and other potential borrowers. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) or PIMCO to be below investment grade. The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower, other than pursuant to any applicable law.

PRINCIPAL RISKS OF THE FUND

Loans, Participations and Assignments Risk

Loan interests may take the form of (i) direct interests acquired during a primary distribution, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund’s exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the corporate borrower for payment of principal and interest. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower’s obligation, or that the collateral can be liquidated.

Investments in loans through a purchase of a loan or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund as holder of a partial interest in a loan could be held liable as co-lender for acts of the agent lender. It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, the Fund may rely on PIMCO’s research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.

While the purchaser of an assignment typically succeeds to all the rights and obligations of the assigning lender, assignments may be arranged through private negotiations and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.

In connection with purchasing loan participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the loan participation. As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower. Certain loan participations may be structured in a manner designed to prevent purchasers of participations from being subject to the credit risk of the lender with respect to the participation, but even under such a structure, in the event of the lender’s insolvency, the lender’s servicing of the participation may be delayed and the assignability of the participation impaired.

The Fund may have difficulty disposing of loans and loan participations because to do so it will have to assign or sell such securities to a third party. Because there is no liquid market for many such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Fund’s ability to dispose of particular loans and loan participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio.

To the extent the Fund invests in loans, including bank loans, the Fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk than funds that do not invest in such securities. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to a Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than 7 days, which may result in cash not being immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of the risks involved in investing in loans, an investment in the Fund should be considered speculative.

The Fund’s investments in subordinated and unsecured loans generally are subject to similar risks as those associated with investments in secured loans. Subordinated or unsecured loans are lower in priority of payment to secured loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated and unsecured loans generally have greater price volatility than secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated or unsecured loans, which would create greater credit risk exposure for the holders of such loans. Subordinated and unsecured loans share the same risks as other below investment grade securities.

There may be less readily available information about most loans and the underlying borrowers than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act, or registered under the Exchange Act, and borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Loans may be issued by companies that are not subject to SEC reporting requirements and therefore may not be required to file reports with the SEC or may file reports that are not required to comply with SEC form requirements. In addition, such companies may be subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Because there is limited public information available regarding loan investments, the Fund is particularly dependent on the analytical abilities of the Fund’s portfolio managers.

Economic exposure to loan interests through the use of derivative transactions may involve greater risks than if the Fund had invested in the loan interest directly during a primary distribution, through direct originations, or through assignments of, novations of or participations in a loan acquired in secondary markets since, in addition to the risks described above, certain derivative transactions may be subject to leverage risk and greater illiquidity risk, counterparty risk, valuation risk and other risks.

Call Risk

Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security in which the Fund has invested, the Fund may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Loan Origination Risk

The Fund may seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being over-concentrated in certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Common Shareholders.

Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.

Indebtedness, loan participations and assignments

The Fund may act as the originator for direct loans to corporations, individuals, and other potential borrowers. Direct loans between the Fund and a borrower may not be administered by an underwriter or agent bank. The Fund may provide financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with the Fund. Terms of the direct loans, including the duration of the loan, are negotiated with borrowers in private transactions and the Fund is not limited in the size of loans it may originate, including with respect to a single borrower, other than pursuant to any applicable law. Furthermore, a direct loan may be secured or unsecured. The Fund will retain all fees received in connection with originating or structuring the terms of any such investment.

In determining whether to make a direct loan, the Fund will rely primarily upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan.

When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on such loans, which could reduce Fund performance.

As part of its lending activities, the Fund may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings or that are rated “below investment grade” by a national recognized ratings agency. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan.

Various state licensing requirements could apply to the Fund with respect to investments in, or the origination and servicing of, loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the Fund or PIMCO operates or has offices. In states in which it is licensed, the Fund or PIMCO will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s or PIMCO’s ability to take certain actions to protect the value of its investments in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s or PIMCO’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest. Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund seeks to engage in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.